EXHIBIT (d)(4)(A)

JOHN HANCOCK EXCHANGE-TRADED FUND TRUST

AMENDMENT TO SUBADVISORY AGREEMENT

AMENDMENT (the “Amendment”) made this 26th day of June, 2025, to the Subadvisory Agreement dated December 14, 2023, (the “Agreement”), between John Hancock Investment Management LLC, a Delaware limited liability company (the “Adviser”), and Boston Partners Global Investors, Inc., a Delaware corporation (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement relating to the compensation of the Subadviser is amended to include the fee information for John Hancock Disciplined Value Select ETF.

2.	EXECUTION

This Agreement and any amendments hereto and any notices or other communications hereunder that are required to be in writing may be in electronic form (including without limitation by facsimile and, in the case of notices and other communications, email) and may be executed by means of electronic signatures.

3.	EFFECTIVE DATE

The Amendment shall become effective on August 1, 2025, following approval of the Amendment by the Board of Trustees of John Hancock Exchange-Traded Fund Trust.

4.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

5.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT MANAGEMENT LLC

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

BOSTON PARTNERS GLOBAL INVESTORS, INC.

By:	/s/ William Butterly
Name:	William Butterly
Title:	General Counsel

By:	/s/ Greg Varner
Name:	Greg Varner
Title:	CFO

APPENDIX A

The Subadviser shall serve as investment subadviser for each Portfolio of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to the net assets of each Portfolio managed by the Subadviser the fee computed separately for such Portfolio at an annual rate as follows (the “Subadviser Fee”):

Portfolio
John Hancock Disciplined Value International Select ETF

Portfolio
John Hancock Disciplined Value Select ETF

*

The term Aggregate Net Assets includes the net assets of a Portfolio of the Trust subadvised by the Subadviser. It also includes with respect to each Portfolio the net assets of one or more other portfolios subadvised by the Subadviser as indicated below, but in each case only for the period during which the Subadviser for the Portfolio also serves as the subadviser for the other portfolio(s).

Trust Portfolio(s)	Other Portfolio(s)
John Hancock Disciplined Value International Select ETF	N/A
John Hancock Disciplined Value Select ETF	N/A

For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee the net assets of the Portfolio and each other portfolio of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day (and to the extent not available, as of the most recent practicable day) of that fund.

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